Exhibit 99.1

Futu Announces Second Quarter 2019 Unaudited Financial Results

HONG KONG, August 26, 2019 (GLOBE NEWSWIRE) — Futu Holdings Limited (“Futu” or the “Company”) (NASDAQ: FHL), a leading tech-driven online brokerage platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2019.

Second Quarter 2019 Operational Highlights

•	Total number of registered clients[1] increased 64.7% year-over-year to 614,504

•	Total number of paying clients[2] increased 50.5% year-over-year to 164,717

•	Total number of users[3] increased 26.5% year-over-year to 6.1 million

•	Total client assets increased 22.9% year-over-year to HK$68.3 billion

•	Daily average client assets increased 20.9% year-over-year to HK$65.4 billion

•	Total trading volume decreased 1.8% year-over-year to HK$213.1 billion

•	Daily average revenue trades (DARTs)[4] increased 17.3% year-over-year to 108,625

•	Margin financing and securities lending balance was HK$4.1 billion, a decrease of 0.9% from June 30, 2018 and an increase of 7.0% from March 31, 2019

•	Daily average margin financing and securities lending balance reached HK$4.1 billion, an increase of 1.0% from the same period in 2018 and an increase of 19.5% from the first quarter of 2019

Second Quarter 2019 Financial Highlights

•	Total revenues increased 39.6% year-over-year to HK$259.9 million (US$33.3 million)

•	Total gross profit increased 55.9% year-over-year to HK$196.1 million (US$25.1 million)

•	Net income increased 128.5% year-over-year to HK$55.3 million (US$7.1 million)

•	Non-GAAP adjusted net income[5] increased 121.7% year-over-year to HK$59.2 million (US$7.6 million)

“We are pleased to report solid performance in the second quarter of 2019, despite ongoing market volatility,” said Mr. Leaf Hua Li, Futu’s Chairman and Chief Executive Officer. “Our superior technology infrastructure has always been a major source of our competitive advantage. In June, we became the first Chinese broker to offer full market-depth for US option quotes, with quote refresh rates that are much faster than our peers in the region. Our technological capabilities continue to redefine traditional investing for individual investors who we believe deserve a best-in-class trading experience.”

“Our growth outside of mainland China remains strong. In the second quarter of 2019, the number of paying clients in Hong Kong rose 115% year-over-year as we continue to enhance our brand awareness and our new wealth management products gain traction in the region. In May, we officially launched Money Plus, a money market mutual fund distribution platform, in Hong Kong, which marks our initial foray into the wealth management business. Since the end of the second quarter, we have already started to offer a number of fixed income and equity funds, and we plan to distribute more financial products on our platform in the quarters to come.”

“In May, we launched our new enterprise service brand, I&E, to integrate our IPO subscription and ESOP solution services. As of June 30, 2019, we had 39 ESOP clients, and among the 11 new additions in the second quarter were Douyu, the recently-IPO’d game-streaming business, and a number of other leading Chinese new economy companies. We continue to see good synergies between our retail business and enterprise service business, which serves as an important client acquisition channel.”

[1]	The number of registered clients refers to the number of users who open one or more trading accounts on Futu’s platform.
[2]	The number of paying clients refers to the number of the clients with assets in their trading accounts on Futu’s platform.
[3]	The number of users refers to the number of user accounts registered with our Futu NiuNiu applications or websites.
[4]	The number of Daily Average Revenue Trades (DARTs) refers to the number of average trades per day that generate commissions or fees.
[5]	Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses.

Mr. Arthur Yu Chen, Futu’s Chief Financial Officer, said, “We were able to maintain our strong growth momentum in the second quarter. The total number of paying clients increased 50.5% year-over-year to over 164 thousand. We think it is particularly encouraging that as our paying clients continued to grow, our quarterly client retention rate also reached a stunning 98.1%, which is a new high since 2018.”

“Overall, our revenue and gross profit reached HK$259.9 million and HK$196.1 million, representing increases of 39.6% and 55.9%, respectively, from the same period in 2018. As we scale our business, our gross margin also rose to 75.5% from 67.6% in the second quarter of 2018. We will continue to invest in technology to sustain our competitive advantages and market our business as we expand globally. We remain confident in our ability to solidify our leading position in the market.”

Second Quarter 2019 Financial Results

Revenues

Total revenues were HK$259.9 million (US$33.3 million), an increase of 39.6% from HK$186.2 million in the second quarter of 2018.

Brokerage commission and handling charge income was HK$122.3 million (US$15.7 million), an increase of 35.7% from HK$90.1 million in the second quarter of 2018. The increase was mainly attributable to a rise in trading volume in the U.S. market as well as the growth in effective fee rates.

Interest income was HK$113.9 million (US$14.6 million), an increase of 30.8% from HK$87.1 million in the second quarter of 2018. The rise was primarily due to 1) the increase in the balance of client deposits and the improved return on the balance due to enhanced capital management and higher benchmark interest rates in the U.S. and Hong Kong; 2) the growth of the Company’s U.S. margin financing business.

Other income was HK$23.6 million (US$3.0 million), an increase of 159.3% from HK$9.1 million in the second quarter of 2018. The rise was primarily due to the increase of underwriting fee income and enterprise public relations service charge income.

Costs

Total costs were HK$63.8 million (US$8.2 million), an increase of 5.6% from HK$60.4 million in the second quarter of 2018.

Brokerage commission and handling charge expenses were HK$24.3 million (US$3.1 million), an increase of 20.9% from HK$20.1 million in the second quarter of 2018. The rise was primarily due to the increase in trading volume, which was in line with the Company’s brokerage commission income.

Interest expenses were HK$18.8 million (US$2.4 million), a decrease of 21.3% from HK$23.9 million in the same period of 2018. The decrease was primarily because the Company had fully repaid funds borrowed from other parties by the end of the first quarter of 2019.

Processing and servicing costs were HK$20.7 million (US$2.6 million), an increase of 25.5% from HK$16.5 million in the second quarter of 2018. The rise was primarily due to the increase in both market information and data fees and cloud service fees as the Company continued to expand market data service and enhance infrastructure.

Gross Profit

Total gross profit was HK$196.1 million (US$25.1 million), an increase of 55.9% from HK$125.8 million in the second quarter of 2018.

Gross margin was 75.5%, compared with 67.6% in the second quarter of 2018. The rise was primarily due to greater operating leverage as a result of the Company’s larger scale and improved operating efficiency.

Operating Expenses

Total operating expenses were HK$144.9 million (US$18.6 million), an increase of 66.6% from HK$87.0 million in the second quarter of 2018.

Research and development expenses were HK$63.7 million (US$8.2 million), an increase of 82.5% from HK$34.9 million in the second quarter of 2018. The rise was primarily due to the continued increase in research and development headcount to support the Company’s business growth.

Selling and marketing expenses were HK$42.3 million (US$5.4 million), an increase of 45.9% from HK$29.0 million in the second quarter of 2018. The rise was primarily due to higher branding and marketing spending in the second quarter of 2019.

General and administrative expenses were HK$38.9 million (US$5.0 million), an increase of 67.7% from HK$23.2 million in the second quarter of 2018. The rise was primarily due to an increase in headcount for general and administrative personnel.

Net Income

Net income increased by 128.5% to HK$55.3 million (US$7.1 million) from HK$24.2 million in the second quarter of 2018. The rise was primarily due to strong topline growth and local tax rebates in relation to prior R&D expenses.

Non-GAAP adjusted net income increased 121.7% to HK$59.2 million (US$7.6 million) from HK$26.7 million in the corresponding period of 2018. Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. For further information, see “Use of Non-GAAP Financial Measures” at the bottom of this press release.

Net Income per ADS

Basic net income per American Depositary Share (“ADS”) was HK$0.50 (US$0.06), compared with HK$0.08 in the second quarter of 2018. Diluted net income per ADS was HK$0.44 (US$0.06), compared with HK$0.08 in the second quarter of 2018. The rise was primarily due to higher net income and the conversion of preferred shares to ordinary shares. Each ADS represents eight Class A ordinary shares.

Conference Call and Webcast

Futu’s management will hold an earnings conference call on Monday, Aug 26, 2019, at 8:00 AM U.S. Eastern Time (8:00 PM on the same day, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International:	+65-6713-5090
China:	800-819-0121
US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
Passcode:	Futu

A telephone replay will be available after the conclusion of the conference call through 9:59 AM U.S. Eastern Time, Sep 3, 2019. The dial-in details are:

International:	+61-2-8199-0299
US:	+1-646-254-3697
Passcode:	5267959

Additionally, a live and archived webcast of this conference call will be available at https://ir.futuholdings.com/.

About Futu Holdings Limited

Futu Holdings Limited (Nasdaq: FHL) is an advanced technology company transforming the investing experience by offering a fully digitized brokerage platform. The Company primarily serves the emerging affluent Chinese population, pursuing a massive opportunity to facilitate a once-in-a-generation shift in the wealth management industry and build a digital gateway into broader financial services. The Company provides investing services through its proprietary digital platform, Futu NiuNiu, a highly integrated application accessible through any mobile device, tablet or desktop. The Company’s primary fee-generating services include trade execution and margin financing which allow its clients to trade securities, such as stocks, warrants, options and exchange-traded funds, or ETFs, across different markets. Futu enhances the user and client experience with market data and news, research, as well as powerful analytical tools, providing them with a data rich foundation to simplify the investing decision-making process. Futu has also embedded social media tools to create a network centered around its users and provide connectivity to users, investors, companies, analysts, media and key opinion leaders.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP adjusted net income, a non-GAAP measure, as a supplemental measure to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines non-GAAP adjusted net income as net income excluding share-based compensation expenses. The Company presents the non-GAAP financial measure because it is used by the management to evaluate the operating performance and formulate business plans. Non-GAAP adjusted net income enables the management to assess the Company’s operating results without considering the impact of share-based compensation expenses, which are non-cash charges. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Non-GAAP adjusted net income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using non-GAAP adjusted net income is that it does not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and is not reflected in the presentation of non-GAAP adjusted net income. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance.

For more information on this non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain HK dollars (“HK$”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from HK$ to US$ were made at the rate of HK$7.8103 to US$1.00, the noon buying rate in effect on June 30, 2019 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the HK$ or US$ amounts referred could be converted into US$ or HK$, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Futu may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Futu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Futu’s goal and strategies; Futu’s expansion plans; Futu’s future business development, financial condition and results of operations; Futu’s expectations regarding demand for, and market acceptance of, its credit products; Futu’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Futu’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Futu does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Futu Holdings Limited

E-mail: ir@futuholdings.com

In the United States:

Tip Fleming

Christensen

Tel: +1 (917) 412 3333

E-mail: tfleming@christensenir.com

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of December 31	As of June 30
	2018	2019	2019
	HK$	HK$	US$
ASSETS
Cash and cash equivalents	215,617	496,761	63,603
Cash held on behalf of clients	11,771,487	11,459,035	1,467,170
Available-for-sale financial securities	59,348	48,883	6,259
Equity method investment	—	6,360	814
Loans and advances	3,086,904	3,772,474	483,013
Receivables:
Clients	120,256	162,869	20,853
Brokers	425,849	564,690	72,301
Clearing organization	175,955	139,225	17,826
Interest	49,427	37,788	4,838
Prepaid assets	8,810	8,273	1,059
Other assets	149,279	184,888	23,672

Total assets	16,062,932	16,881,246	2,161,408

LIABILITIES
Amounts due to related parties	8,591	10,617	1,359
Payables:
Clients	12,304,717	12,155,631	1,556,359
Brokers	920,871	1,264,352	161,883
Clearing organization	—	—	—
Interest	2,405	4,336	555
Borrowings	1,576,251	811,497	103,901
Accrued expenses and other liabilities	149,818	171,274	21,929

Total liabilities	14,962,653	14,417,707	1,845,986

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands, except for share and per share data)

	As of December 31	As of June 30
	2018	2019	2019
	HK$	HK$	US$
MEZZANINE EQUITY
Series A convertible redeemable preferred shares	68,072	—	—
Series A-1 convertible redeemable preferred shares	14,587	—	—
Series B convertible redeemable preferred shares	282,627	—	—
Series C convertible redeemable preferred shares	777,835	—	—
Series C-1 convertible redeemable preferred shares	107,351	—	—

Total mezzanine equity	1,250,472	—	—

SHAREHOLDERS’(DEFICIT)/EQUITY
Pre-IPO ordinary shares	31	—	—
Class A ordinary shares	—	28	4
Class B ordinary shares	—	42	5
Additional paid-in capital	—	2,517,345	322,311
Accumulated other comprehensive loss	(1,299)	(5,822)	(745)
Accumulated deficit	(148,925)	(48,054)	(6,153)

Total shareholders’ (deficit)/equity	(150,193)	2,463,539	315,422

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	16,062,932	16,881,246	2,161,408

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	HK$	HK$	US$	HK$	HK$	US$
Revenues
Brokerage commission and handling charge income	90,051	122,342	15,664	184,823	236,981	30,342
Interest income	87,080	113,868	14,579	153,732	221,741	28,391
Other income	9,101	23,644	3,027	20,086	37,581	4,812

Total revenues	186,232	259,854	33,270	358,641	496,303	63,545

Costs
Brokerage commission and handling charge expenses	(20,060)	(24,313)	(3,113)	(39,424)	(45,236)	(5,792)
Interest expenses	(23,861)	(18,784)	(2,405)	(41,141)	(39,209)	(5,020)
Processing and servicing costs	(16,485)	(20,687)	(2,649)	(32,174)	(40,630)	(5,202)

Total costs	(60,406)	(63,784)	(8,167)	(112,739)	(125,075)	(16,014)

Total gross profit	125,826	196,070	25,103	245,902	371,228	47,531

Operating expenses
Research and development expenses	(34,858)	(63,712)	(8,157)	(65,667)	(117,137)	(14,998)
Selling and marketing expenses	(28,994)	(42,315)	(5,418)	(39,080)	(74,217)	(9,502)
General and administrative expenses	(23,166)	(38,911)	(4,982)	(42,373)	(66,438)	(8,506)

Total operating expenses	(87,018)	(144,938)	(18,557)	(147,120)	(257,792)	(33,006)

Others, net	(1,634)	(2,905)	(372)	(1,696)	(3,832)	(491)

Income before income tax expense	37,174	48,227	6,174	97,086	109,604	14,034

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	HK$	HK$	US$	HK$	HK$	US$
Loss from equity method investments	—	(470)	(60)	—	(470)	(60)
Income tax (expense)/benefit	(12,937)	7,573	970	(27,068)	(8,263)	(1,058)

Net income	24,237	55,330	7,084	70,018	100,871	12,916

Preferred shares redemption value accretion	(16,769)	—	—	(33,507)	—	—
Income allocation to participating preferred shareholders	(3,611)	—	—	(17,653)	—	—

Net income attributable to ordinary shareholders of the Company	3,857	55,330	7,084	18,858	100,871	12,916

Net income per share attributable to ordinary shareholders of the Company
Basic	0.01	0.06	0.01	0.05	0.14	0.02
Diluted	0.01	0.06	0.01	0.04	0.12	0.02

Net income per ADS
Basic	0.08	0.50	0.06	0.40	1.13	0.14
Diluted	0.08	0.44	0.06	0.32	0.98	0.13

Weighted average number of ordinary shares used in computing net income per share
Basic	403,750,000	897,347,760	897,347,760	403,750,000	717,361,836	717,361,836
Diluted	508,387,785	1,007,219,228	1,007,219,228	508,387,785	827,313,154	827,313,154

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Continued)

(In thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	HK$	HK$	US$	HK$	HK$	US$
Net income	24,237	55,330	7,084	70,018	100,871	12,916
Other comprehensive income, net of tax
Foreign currency translation adjustment	(1,933)	(5,618)	(719)	(7,365)	(4,523)	(579)

Total comprehensive income	22,304	49,712	6,365	62,653	96,348	12,337

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	HK$	HK$	US$	HK$	HK$	US$
Net cash generated from/(used in) operating activities	(602,963)	305,753	39,147	131,882	(475,381)	(60,866)

Net cash used in investing activities	(3,560)	(71,806)	(9,194)	(9,061)	(43,711)	(5,598)

Net cash generated from/(used in) financing activities	2,293,045	(531,689)	(68,075)	3,128,173	501,611	64,224

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(14,771)	(102,580)	(13,134)	(1,788)	(13,827)	(1,770)

Net increase/(decrease) in cash, cash equivalents and restricted cash	1,671,751	(400,322)	(51,256)	3,249,206	(31,308)	(4,010)

Cash, cash equivalents and restricted cash at beginning of the period	9,129,297	12,356,118	1,582,029	7,551,842	11,987,104	1,534,782

Cash, cash equivalents and restricted cash at end of the period	10,801,048	11,955,796	1,530,773	10,801,048	11,955,796	1,530,773

FUTU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	HK$	HK$	US$	HK$	HK$	US$
Cash, cash equivalents and restricted cash
Cash and cash equivalents	682,233	496,761	63,602	682,233	496,761	63,602
Cash held on behalf of clients	10,118,815	11,459,035	1,467,171	10,118,815	11,459,035	1,467,171

Cash, cash equivalents and restricted cash at end of the period	10,801,048	11,955,796	1,530,773	10,801,048	11,955,796	1,530,773

Non-cash financing activities
Accretion to preferred shares redemption value	16,769	—	—	33,507	—	—

FUTU HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	HK$	HK$	US$	HK$	HK$	US$
Net income	24,237	55,330	7,084	70,018	100,871	12,916
Add: share-based compensation expenses	2,425	3,839	492	4,793	7,595	972

Adjusted net income	26,662	59,169	7,576	74,811	108,466	13,888